Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation	Ownership

China Organic Agriculture, Ltd.	British Virgin Islands.	100% (direct)
Princeton International Investment Ltd.	Hong Kong	100% (direct)
Dalian Baoshui District Huiming Industry Ltd.	Dalian, Liaoning, China	60% (direct)
Far East Wine Holding Group Ltd.	Hong Kong	100% (direct)
Hong Kong On Glory Investments Co., Ltd.	Hong Kong	100% (by COA)
Ankang Agriculture (Dalian) Co. Ltd.	Dalian, Liaoning, China	100% (by HK On Glory)
Xinbin Manchu Autonomous County Bellisimo	Xinbin Manchu Autonomous County	60% (by Dalian Ankang)
Ice Wine Co., Ltd